Exhibit 99.1

China Sunergy Announces Receipt of Delisting Notice

NANJING, China, March 10, 2016 -- China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy" or "the Company"), a specialized solar cell and module manufacturer, today announced that it had received a letter from the Listing Qualifications Department of the NASDAQ Stock Market ("NASDAQ"), on March 3, 2016 (the "Letter"), informing the Company that it failed to regain compliance with the Listing Rule related to the maintenance of minimum Market Value of Publicly Held Shares ("MVPHS") of US$15,000,000 within a compliance period of 180 calendar days.

As previously disclosed, on September 3, 2015, NASDAQ notified the Company that for the previous 30 consecutive trading days, the market value of its publicly held shares had been below the minimum $15,000,000 required for continued listing as set forth in Listing Rule 5450(b)(3)(C) (the "Rule"). Therefore, in accordance with Marketplace Rule 5810(c)(3)(D), the Company was provided 180 calendar days, or until March 1, 2016, to regain compliance with the Rule. However, the Company has not regained compliance with the Rule. Accordingly, its securities will be delisted from The Nasdaq Global Select Market. In that regard, unless the Company requests an appeal of this determination, trading of the Company's American Depositary Shares will be suspended at the opening of business on March 14, 2016, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the "SEC"), which will remove the Company's securities from listing and registration on the Nasdaq Stock Market.

The Company is considering whether it will appeal NASDAQ's determination to a Hearings Panel (the "Panel"). A hearing request will stay the suspension of the Company's securities and the filing of the Form 25-NSE pending the Panel's decision. If the Company does not appeal NASDAQ's determination to the Panel, the Company's securities may be eligible to continue to be quoted on the OTC Bulletin Board or in the "Pink Sheets."

For more information, please visit http://www.csun-solar.com.

Contact Information:

China Sunergy Co., Ltd.
Wang Zhuo
Phone: + 86 25 5276 6696
Email: ir@chinasunergy.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the Company's ability in maintaining its liquidity; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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